Schedule 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

THORNBURG MORTGAGE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

885218107

(CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue, 35th Floor

New York, New York 10022

Telephone:  (212) 230-9487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Schedule 13D

CUSIP No. 885218107
______________________________________________________________________________________________________
1.	Name of Reporting Person I.R.S. Identification No.
MP TMA LLC
______________________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction)
______________________________________________________________________________________________________
3.	SEC Use Only
______________________________________________________________________________________________________
4.	Source of Funds AF, WC
______________________________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________________________________
6.	Citizenship or Place of Organization Delaware
______________________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,658,814
________________________________________________________________________________________
	8.	Shared Voting Power 0
________________________________________________________________________________________
	9.	Sole Dispositive Power 53,658,814
________________________________________________________________________________________
	10.	Shared Dispositive Power 0
______________________________________________________________________________________________________
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,658,814
______________________________________________________________________________________________________
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
______________________________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 15.8% (See Item 5)
______________________________________________________________________________________________________
14.	Type of Reporting Person OO
______________________________________________________________________________________________________

Schedule 13D

CUSIP No. 885218107
______________________________________________________________________________________________________
1.	Name of Reporting Person I.R.S. Identification No.
MP TMA (CAYMAN) LLC
______________________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction)
______________________________________________________________________________________________________
3.	SEC Use Only
______________________________________________________________________________________________________
4.	Source of Funds AF, WC
______________________________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________________________________
6.	Citizenship or Place of Organization Delaware
______________________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,983,021
________________________________________________________________________________________
	8.	Shared Voting Power 0
________________________________________________________________________________________
	9.	Sole Dispositive Power 15,983,021
________________________________________________________________________________________
	10.	Shared Dispositive Power 0
______________________________________________________________________________________________________
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,983,021
______________________________________________________________________________________________________
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
______________________________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 4.7% (See Item 5)
______________________________________________________________________________________________________
14.	Type of Reporting Person OO
______________________________________________________________________________________________________

Schedule 13D

CUSIP No. 885218107
______________________________________________________________________________________________________
1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Global Opportunities Partners III L.P.
______________________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]
______________________________________________________________________________________________________
3.	SEC Use Only
______________________________________________________________________________________________________
4.	Source of Funds AF, WC
______________________________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________________________________
6.	Citizenship or Place of Organization Delaware
______________________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
________________________________________________________________________________________
	8.	Shared Voting Power 53,658,814
________________________________________________________________________________________
	9.	Sole Dispositive Power 0
________________________________________________________________________________________
	10.	Shared Dispositive Power 53,658,814
______________________________________________________________________________________________________
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,658,814
______________________________________________________________________________________________________
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
______________________________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 15.8% (See Item 5)
______________________________________________________________________________________________________
14.	Type of Reporting Person PN
______________________________________________________________________________________________________

Schedule 13D

CUSIP No. 885218107
______________________________________________________________________________________________________
1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
______________________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction)
______________________________________________________________________________________________________
3.	SEC Use Only
______________________________________________________________________________________________________
4.	Source of Funds AF, WC
______________________________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________________________________
6.	Citizenship or Place of Organization Cayman Islands
______________________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
________________________________________________________________________________________
	8.	Shared Voting Power 15,983,021
________________________________________________________________________________________
	9.	Sole Dispositive Power 0
________________________________________________________________________________________
	10.	Shared Dispositive Power 15,983,021
______________________________________________________________________________________________________
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,983,021
______________________________________________________________________________________________________
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
______________________________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 4.7% (See Item 5)
______________________________________________________________________________________________________
14.	Type of Reporting Person PN
______________________________________________________________________________________________________

Schedule 13D

CUSIP No. 885218107
______________________________________________________________________________________________________
1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Global Partners III LLC
______________________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]
______________________________________________________________________________________________________
3.	SEC Use Only
______________________________________________________________________________________________________
4.	Source of Funds AF, WC
______________________________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________________________________
6.	Citizenship or Place of Organization Delaware
______________________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
________________________________________________________________________________________
	8.	Shared Voting Power 69,641,835
________________________________________________________________________________________
	9.	Sole Dispositive Power 0
________________________________________________________________________________________
	10.	Shared Dispositive Power 69,641,835
______________________________________________________________________________________________________
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,641,835
______________________________________________________________________________________________________
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
______________________________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 20.5% (See Item 5)
______________________________________________________________________________________________________
14.	Type of Reporting Person HC
______________________________________________________________________________________________________

Schedule 13D

CUSIP No. 885218107
______________________________________________________________________________________________________
1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Global Advisers LLC
______________________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]
______________________________________________________________________________________________________
3.	SEC Use Only
______________________________________________________________________________________________________
4.	Source of Funds AF, WC
______________________________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________________________________
6.	Citizenship or Place of Organization Delaware
______________________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
________________________________________________________________________________________
	8.	Shared Voting Power 69,641,835
________________________________________________________________________________________
	9.	Sole Dispositive Power 0
________________________________________________________________________________________
	10.	Shared Dispositive Power 69,641,835
______________________________________________________________________________________________________
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,641,835
______________________________________________________________________________________________________
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
______________________________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 20.5% (See Item 5)
______________________________________________________________________________________________________
14.	Type of Reporting Person IA
______________________________________________________________________________________________________

Schedule 13D

CUSIP No. 885218107
______________________________________________________________________________________________________
1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Asset Management LLC
______________________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]
______________________________________________________________________________________________________
3.	SEC Use Only
______________________________________________________________________________________________________
4.	Source of Funds AF, WC
______________________________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________________________________
6.	Citizenship or Place of Organization Delaware
______________________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
________________________________________________________________________________________
	8.	Shared Voting Power 69,641,835
________________________________________________________________________________________
	9.	Sole Dispositive Power 0
________________________________________________________________________________________
	10.	Shared Dispositive Power 69,641,835
______________________________________________________________________________________________________
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,641,835
______________________________________________________________________________________________________
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
______________________________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 20.5% (See Item 5)
______________________________________________________________________________________________________
14.	Type of Reporting Person HC
______________________________________________________________________________________________________

Schedule 13D

CUSIP No. 885218107
______________________________________________________________________________________________________
1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson LLC
______________________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]
______________________________________________________________________________________________________
3.	SEC Use Only
______________________________________________________________________________________________________
4.	Source of Funds AF, WC
______________________________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________________________________
6.	Citizenship or Place of Organization Delaware
______________________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
________________________________________________________________________________________
	8.	Shared Voting Power 69,641,835
________________________________________________________________________________________
	9.	Sole Dispositive Power 0
________________________________________________________________________________________
	10.	Shared Dispositive Power 69,641,835
______________________________________________________________________________________________________
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,641,835
______________________________________________________________________________________________________
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
______________________________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 20.5% (See Item 5)
______________________________________________________________________________________________________
14.	Type of Reporting Person HC
______________________________________________________________________________________________________

Schedule 13D

CUSIP No. 885218107
______________________________________________________________________________________________________
1.	Name of Reporting Person I.R.S. Identification No.
David J. Matlin
______________________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]
______________________________________________________________________________________________________
3.	SEC Use Only
______________________________________________________________________________________________________
4.	Source of Funds AF, WC
______________________________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________________________________
6.	Citizenship or Place of Organization United States
______________________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
________________________________________________________________________________________
	8.	Shared Voting Power 69,641,835
________________________________________________________________________________________
	9.	Sole Dispositive Power 0
________________________________________________________________________________________
	10.	Shared Dispositive Power 69,641,835
______________________________________________________________________________________________________
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,641,835
______________________________________________________________________________________________________
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
______________________________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 20.5% (See Item 5)
______________________________________________________________________________________________________
14.	Type of Reporting Person IN
______________________________________________________________________________________________________

Schedule 13D

CUSIP No. 885218107
______________________________________________________________________________________________________
1.	Name of Reporting Person I.R.S. Identification No.
Mark R. Patterson
______________________________________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]
______________________________________________________________________________________________________
3.	SEC Use Only
______________________________________________________________________________________________________
4.	Source of Funds AF, WC
______________________________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
______________________________________________________________________________________________________
6.	Citizenship or Place of Organization United States
______________________________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
________________________________________________________________________________________
	8.	Shared Voting Power 69,641,835
________________________________________________________________________________________
	9.	Sole Dispositive Power 0
________________________________________________________________________________________
	10.	Shared Dispositive Power 69,641,835
______________________________________________________________________________________________________
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,641,835
______________________________________________________________________________________________________
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
______________________________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 20.5% (See Item 5)
______________________________________________________________________________________________________
14.	Type of Reporting Person IN
______________________________________________________________________________________________________

Schedule 13D

INTRODUCTION.

This Schedule 13D Statement (this “Statement”) is filed on behalf of (i) MP TMA LLC (“MP TMA”), a Delaware limited liability company, (ii) MP TMA (Cayman) LLC (“MP TMA (Cayman)”), a Delaware limited liability company, by virtue of being under common control with MP TMA, (iii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, as the holder of all of the membership interests in MP TMA, (iv) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, as the holder of more than 99 percent of the membership interests in MP TMA (Cayman), (v) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (vi) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vii) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a Delaware limited liability company, as the holder of all of the membership interests in each of Matlin Global Partners and Matlin Advisers, (viii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (ix) David J. Matlin and Mark R. Patterson, each as a holder of 50% of the membership interests in MatlinPatterson. MP TMA, MP TMA (Cayman), Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person.”  The purpose of this Statement is to disclose the beneficial ownership of the Reporting Persons in the common stock, par value $0.01 per share (“Common Stock”), of Thornburg Mortgage, Inc. (the “Issuer”).

Item 1.

Security and Issuer

The name of the Issuer is Thornburg Mortgage, Inc.  This Statement relates to the Common Stock.  The principal executive office of the Issuer is 150 Washington Avenue, Santa Fe, New Mexico, 87501.

Item 2.

Identity and Background

The address of the principal office of each Reporting Person is:

c/o MatlinPatterson Global Advisers LLC

520 Madison Avenue, 35th Floor

New York, New York 10022

(i)  MP TMA is a limited liability company organized under the laws of Delaware.  MP TMA (Cayman) is a limited liability company organized under the laws of Delaware.  Each of MP TMA and MP TMA (Cayman) is in the business of investing in equity and debt securities of companies.

Schedule 13D

(ii)  Matlin Partners (Delaware) is a limited partnership organized under the laws of Delaware.  Matlin Partners (Cayman) is a limited partnership organized under the laws of the Cayman Islands.  Each of Matlin Partners (Delaware) and Matlin Partners (Cayman) is in the business of investing in equity and debt securities of companies.

(iii)  Matlin Advisers is a limited liability company organized under the laws of Delaware.  The principal business of Matlin Advisers is to serve as investment adviser to each of Matlin Partners (Delaware) and Matlin Partners (Cayman).

(iv)  Matlin Global Partners is a limited liability company organized under the laws of Delaware.  The principal business of Matlin Global Partners is to serve as general partner of each of Matlin Partners (Delaware) and Matlin Partners (Cayman).  Matlin Global Partners holds the membership interests in MP TMA (Cayman) not held by Matlin Partners (Cayman).

(v)  Matlin Asset Management is a limited liability company organized under the laws of Delaware.  Matlin Asset Management is the holder of all the membership interests in each of Matlin Global Partners and Matlin Advisers.  Matlin Asset Management’s principal business is owning Matlin Global Partners and Matlin Advisers.

(vi) MatlinPatterson is a limited liability company organized under the laws of Delaware.  MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management.  MatlinPatterson’s principal business is owning Matlin Asset Management.

(vii)  David J. Matlin and Mark R. Patterson each holds 50% of the membership interests in MatlinPatterson.  David J. Matlin’s principal occupation is acting as Chief Executive Officer of Matlin Advisers and Mark R. Patterson’s principal occupation is acting as Chairman of Matlin Advisers.  David J. Matlin and Mark R. Patterson are both citizens of the United States of America.

(viii)  In the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor has it been found to have violated such laws.

The information set forth in the Introduction is hereby incorporated by reference herein.

Item 3.

Source and Amount of Funds or Other Consideration

The funds used in connection with the Investment (as defined in Item 4) consisted of $475 million in investment funds, which were obtained by the Matlin Partners from capital commitments made by their partners.

Schedule 13D

Item 4.

Purpose of Transaction

On March 31, 2008, the Issuer entered into purchase agreements (the “Purchase Agreement”) with subscribers (collectively, the “Subscribers”), pursuant to which the Subscribers, including MP TMA, MP TMA (Cayman) and TMA LTD., a limited liability company organized under the laws of the Cayman Islands and, collectively with MP TMA and MP TMA (Cayman), the “Matlin Subscribers”, (a) purchased for an aggregate purchase price of $1.050 billion (1) $1.15 billion principal amount of the Issuer’s Senior Subordinated Secured Notes due 2015 (the “Notes”) and (2) 168,606,549 detachable warrants to purchase a like number of shares of Common Stock, (b) purchased a 100% participation (the “Participation”) in the principal payments received on the Issuer’s portfolio of mortgage securities and other assets constituting Collateral (as defined in the Override Agreement, dated March 17, 2008, among the Issuer, the other lien grantor party thereto, and the counterparties thereto, as amended on March 27, 2008 (the “Override Agreement”)) for an aggregate purchase price of $100 million and (c) excluding the Matlin Subscribers (such other subscribers, collectively, the “Escrow Subscribers”), deposited $200 million into escrow, and the Issuer escrowed 29,322,878 detachable warrants (the “Escrowed Warrants”) to purchase a like number of shares of Common Stock pursuant to an Escrow Agreement, dated March 31, 2008 among the Issuer, the Escrow Subscribers and Wilmington Trust Company, as Escrow Agent (the “Escrow Agreement”).  MP TMA and MP TMA (Cayman) acquired 53,658,814 and 15,983,021, respectively, of the 168,606,549 warrants and $475 million principal amount of Notes and TMA LTD. acquired 41.3% of the Participation.  All of the warrants referred to above (the “Warrants”) have an exercise price of $0.01 per share.  If the Triggering Event (as defined below) occurs on or prior to June 30, 2008, then the Escrow Subscribers shall purchase up to $200 million aggregate principal amount of Notes, pro rata, in the amount necessary to pay the cash consideration payable in the Tender Offer (as defined below), and they shall receive their pro rata share of the Escrowed Warrants.  Escrowed Warrants that are not distributed to Escrow Subscribers on or prior to June 30, 2008 shall be distributed to all Subscribers pro rata according to the principal amount of the Notes purchased by them on March 31, 2008 and on any second closing date.

If the Triggering Event occurs at any time, the holders of Participations and the Escrow Subscribers shall receive warrants to purchase, at a price of $0.01 per share, shares of Common Stock (the “Additional Warrants”) equal to a number of shares representing, together with the shares underlying the Warrants, 90% of the shares of Common Stock outstanding on a fully-diluted basis after giving effect to such issuance and all anti-dilution adjustments in all existing instruments and agreements of the Issuer (but excluding and less any additional shares of Common Stock issuable under warrants granted in connection with the Tender Offer), and representing 87.8% of the fully-diluted shares of Common Stock after giving effect to the issuance in the Tender Offer of the maximum number of warrants referred to in the next paragraph, pro rata (according to their Notes principal amount, in the case of the Escrow Subscribers, and according to their holdings of Participations, in the case of holders of Participations).

The “Tender Offer” is the Issuer’s exchange offers for a least 90% of the aggregate liquidation preference of its outstanding preferred stock and at least 66-2/3% of the aggregate liquidation preference of each series of its outstanding preferred stock, at a price of $5 per $25 of liquidation preference plus (i) if Shareholder Approval (as defined below) is obtained, warrants to purchase

Schedule 13D

an aggregate of 5% of the Common Stock outstanding on a fully-diluted basis after giving effect to such issuance and all anti-dilution adjustments under all existing instruments and agreements (other than the Warrants and Additional Warrants).  The “Shareholder Approval” is the affirmative vote of the stockholders of the Issuer approving an amendment to the Issuer’s certificate of corporation increasing the number of authorized shares of Common Stock to 4 billion.  The “Triggering Event” is when: (i) the Tender Offer shall have been completed as described above or as otherwise consented to in writing by holders of a majority of the Participations (the “Majority Participants”), (ii) the Shareholder Approval shall have been received by June 15, 2008 (or such later date consented to in writing by the Majority Participants, together with the opinion of Maryland counsel to the Issuer delivered to the Subscribers as to the effectiveness of the increase in the number of authorized shares and (iii) the Participations shall have been terminated.

Warrants and Additional Warrants are and will be subject to the Warrant Agreement, dated March 31, 2008, between the Issuer and the warrantholders party thereto (the “Warrant Agreement”).  All Warrants and Additional Warrants must be exercised as promptly as practicable after April 11, 2008 and from time to time thereafter to the extent permitted by applicable law.  The number of shares of Common Stock issuable upon exercise of Warrants and Additional Warrants will be adjusted in certain circumstances.  The holders of shares of Common Stock issued upon exercise of Warrants and Additional Warrants are entitled to unlimited piggyback and unlimited demand registration rights (including the right to demand one or more shelf registration statements) on the terms set forth in the Warrant Agreement.

In the Warrant Agreement the Issuer agreed (i) to cause the Issuer’s Board of Directors to consist of 10 directors on March 31, 2008 subject to future increase or decrease in accordance with the Issuer’s By-Laws and the Warrant Agreement, (ii) that for so long as MP TMA and MP TMA (Cayman) and affiliates beneficially own unexercised Warrants or shares of Common Stock representing (a) at least 5% but less than 10% of the shares of Common Stock outstanding on a fully-diluted basis, they may designate one director, (b) at least 10% but less than 15% of the shares of Common Stock outstanding on a fully-diluted basis, they may designate two directors, and (c) at least 15% of the shares of Common Stock outstanding on a fully-diluted basis, they may designate three directors and (iii) the Issuer shall appoint to its Board of Directors at least two directors designated by warrantholders other than Matlin subscribers.  Designated directors may be removed at the request of the designating warrantholder or for cause, and the designating warrant holder may appoint his or her replacement.

Pursuant to a Principal Participation Agreement, dated as of March 31, 2008 (the “Principal Participation Agreement”), between the Issuer and the Subscribers party thereto (the “Participants”), the Issuer sold to each Participant a Participation consisting of an undivided interest subject to satisfaction in full of the obligations under the Override Agreement and the Financing Agreements (as defined in the Override Agreement) or any refinancing thereof approved by the Majority Participants in (i) the then unpaid principal amount of the scheduled assets and the Issuer’s rights under any repurchase agreements, reverse repurchase agreements, swaps, loan agreements and other agreements to which the Issuer is a party relating to the foregoing and (ii) all claims, suits, causes of action and any other right of the Issuer against anyone obligated to pay the foregoing assets referenced in clause (i) or based thereon or related

Schedule 13D

thereto.  Such amounts, minus any amounts to be paid with respect to the Override Agreement, each Financing Agreement and all other transactions in effect on March 31, 2008 or any refinancing approved by the Majority Participants, to be paid on the last business day of each month.  The Override Agreement blocks any such payments while it is in force.

The Participation Agreement shall terminate on the occurrence of a Triggering Event (provided the Issuer has issued to each Participant its pro rata share of the Additional Warrants) or on the seventh anniversary of March 31, 2008 (on which seventh anniversary the Issuer shall pay to the Participants the pro rata share of the fair market value of the remaining unpaid amounts set forth in clause (i) of the preceding paragraph, after deducting amounts required to be paid in respect of repurchase agreements or other transactions in effect as of the date hereof or any refinancing approved by the Majority Participants).  All payments to be made without right of set-off, counterclaim or deduction.  The Issuer may not transfer the Assets below par, except to continue to finance it in the ordinary course of business consistent with past practice, so long as refinancing of all or substantially all of the obligations covered by the Override Agreement must be approved by the Majority Participants.

An initial $1,150,000,000 aggregate principal amount of Notes, which can be increased by up to an additional $200,000,000 aggregate principal amount upon the occurrence of the Triggering Event at any time, were issued under an Indenture, dated March 31, 2008 among the Issuer, the note guarantors party thereto and Wilmington Trust Company, as Trustee (the “Indenture”).

The Notes bear interest at a rate of 18.00% per annum, except that upon the occurrence of a Triggering Event, the interest payable on the Notes would decrease to 12.00% per annum (the “Interest Rate Change”).  Upon an Interest Rate Change, all unpaid interest accrued at a rate in excess of 12.00% would be canceled.  The interest rate on the Notes will increase if there the Issuer and the guarantors fail to complete an exchange offer or a shelf registration with respect to the Notes as described below.

The Notes are subordinated to all senior indebtedness of the Issuer (except that the Issuer and the guarantors may not issue any indebtedness ranking senior or pari passu to the Notes or the guarantees thereof, respectively).  The Notes and the guarantees thereof are secured (together with, but subordinate to, the Issuer’s 8% Senior Notes due 2013 (the “Senior Notes”)) pursuant to the Security Agreement, dated March 31, 2008, among the Issuer and certain of its subsidiaries, and Wilmington Trust Company, as Note Lien Collateral Agent.  The Senior Notes are secured pursuant to the Security Agreement, dated March 31, 2008, among the Issuer and the same subsidiaries, and Deutsche Bank Trust Issuer Americas (collectively, the “Security Agreements”).

Pursuant to a Registration Rights Agreement, dated March 31, 2008, among the Issuer, the guarantors and the Subscribers (the “Registration Rights Agreement”), the Issuer and the guarantors must use their reasonable best efforts to (i) cause to be filed an exchange offer registration statement covering an offer to the holders of Notes to exchange all the Notes for exchange Notes and (ii) have such registration statement remain effective until 180 days after the last date of acceptance for exchange for use by one or more broker-dealers that receives exchange Notes for its own account.  If (i) the exchange offer registration statement is determined not to be available or if it may not be completed as soon as practicable after the last

Schedule 13D

date of acceptance for exchange because it would violate any applicable law or applicable interpretations of the Staff of the SEC, (ii) the exchange offer is not for any other reason completed by July 28, 2008 or (iii) upon written request of any Subscriber which holds Notes that are ineligible to be exchanged in the exchange offer, the Issuer and the guarantors must use their reasonable best efforts to cause to be filed as soon as practicable a shelf registration statement and to have such shelf registration statement become effective.  In the event that either the exchange offer is not completed or the shelf registration statement required pursuant to clauses (i) or (ii) above does not become effective by July 28, 2008, the interest rate on the unregistered Notes will be increased by 1.00% per annum until the exchange offer is completed or the shelf registration statement becomes effective. If a Subscriber requests in writing a shelf registration statement to be filed pursuant to clause (iii) above, the interest rate on the unregistered Notes will increase by 1.00% per annum unless the shelf registration statement becomes effective by the later of (x) July 28, 2008 or (y) 30 days after the delivery of such request.

On March 31, 2008, Thornburg Mortgage Advisory Corporation, a Delaware corporation (the “Manager”) that manages the operations of the Issuer, and certain stockholders of the Manager signed a Participation Agreement, dated as of March 31, 2008, with MP TMAC LLC (the “TMAC Participation Agreement”) whereby MP TMAC LLC shall acquire a 75% participation (the “Participation”) in certain fees and other compensation paid to the Manager by the Issuer under the management agreement between the Issuer and the Manager (the “Management Agreement”) and in consideration for the Participation, the Participant shall grant the Manager an option (the “Option”) to acquire an aggregate of 2.5264% of the fully-diluted authorized and issued shares of Common Stock (not to exceed 78,113,785 shares of Common Stock) for an exercise price of $0.01 per share. The Option will be exercisable upon and from time to time after the Triggering Event. The Manager agreed to transfer the Option to the counterparties signatories to the Override Agreement.  MP TMAC LLC shall offer each other Subscriber (other than its affiliates) the opportunity to participate on the same terms and conditions as MP TMAC LLC in the Participation on a pro rata basis based on the amount of such Subscriber’s total investment under the Purchase Agreement over $1.35 billion.

So long as MP TMAC LLC (or any other participant) and its affiliates holds 30% of the Participation (a “Major Participant”), the prior written consent of such participant shall be required before the Manager may enter into, amend, modify, supplement or terminate, or waive any provision under, any material contract of the Manager, including without limitation the Management Agreement, any employment agreement or other contracts relating to employees of the Manager, or other contracts relating to the Issuer.  A Major Participant may request the Manager’s Board of Directors to take any action or refrain from taking any action with respect to any matter pertaining to the Manager, on the one hand, and either the Issuer or any current or prospective employee, consultant or adviser of the Manager, on the other hand.  If the Board of Directors of the Manager (or, as the case may be, the stockholders of the Manager signatories to the participation agreement) shall unreasonably fail to implement such a request in a timely manner, then the Major Participant which made the request shall have the right to elect to designate up to a majority of the members of the Manager’s Board of Directors.

If a participant and its affiliates cease to beneficially own any securities of the Issuer, then the Manager may elect in writing within 30 days of its knowledge of such event to purchase all but

Schedule 13D

not less than all of such participant’s Participation at the fair market value thereof (mutually agreed upon in good faith by the participant and the Manager’s Board of Directors) within 90 days of the delivery of the election to purchase.

The foregoing descriptions of the Purchase Agreement, Override Agreement, Escrow Agreement, Warrant Agreement, Principal Participation Agreement, Indenture, Security Agreements and TMAC Participation Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement (filed as Exhibit 2 hereto), Override Agreement (filed as Exhibit 3 hereto), Escrow Agreement (filed as Exhibit 4 hereto), Warrant Agreement (filed as Exhibit 5 hereto), Principal Participation Agreement (filed as Exhibit 6 hereto), Indenture (filed as Exhibit 7 hereto), Security Agreements (filed as Exhibits 8 and 9 hereto), Registration Rights Agreement (filed as Exhibit 10 hereto) and TMAC Participation Agreement (filed as Exhibit 11 hereto), each of which is incorporated herein by this reference in its entirety.

Item 5.

Interest in Securities of the Issuer

(a)-(b)  As set forth above in Item 4, on March 31, 2008, the Issuer issued 168,606,549 Warrants and escrowed another 29,322,878 Warrants.  The Reporting Persons collectively acquired 69,641,835 of the 168,606,549 Warrants.  According to information supplied by the Issuer to the Matlin Subscribers, 171,530,778 shares of Common Stock were outstanding as of March 6, 2008.  Based on the foregoing and assuming the exercise of all 168,606,549 Warrants issued on March 31, 2008, the Reporting Persons would beneficially own 20.5% of the shares of Common Stock then outstanding.  If you assume that only Warrants owned by the Reporting Persons are exercised, the Reporting Persons would own 28.9% of the shares then outstanding.  As set forth in Item 4, all Warrants must be exercised as promptly as practicable after April 11, 2008 and from time to time thereafter to the extent permitted by applicable law.  Also as set forth in Item 4, the timing of the issuance of Escrowed Warrants and Additional Warrants, and the identities of the persons to whom the Escrowed Warrants and Additional Warrants will be distributed to, each is contingent upon future events.

Each of the Matlin Partners (Delaware), as the sole member of MP TMA, and Matlin Partners (Cayman), as the member that holds more than 99 percent of the membership interests in MP TMA (Cayman), has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman), respectively.  Matlin Advisers, as the Investment Adviser of the Matlin Partners, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Matlin Global Partners, as the general partner of each of the Matlin Partners, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Each of Matlin Asset Management, as the sole member of each of Matlin Advisers and Matlin Global Partners, MatlinPatterson, as the sole member of Matlin Asset Management, and Messrs. Matlin and Patterson, each a holder of 50 percent of the membership interests in MatlinPatterson, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  As a result, each of the Matlin Partners, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Messrs.

Schedule 13D

Matlin and Patterson may be deemed to beneficially own the shares of Common Stock directly owned by MP TMA and MP TMA (Cayman).   The filing of this Schedule 13D shall not be construed as an admission that any of the Matlin Partners, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson or Messrs. Matlin and Patterson are the beneficial owner of any securities covered by this statement.

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(d)  Not applicable

(e)  Not applicable

The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it or he is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

The information set forth or incorporated by reference into Items 2 and 4 is hereby incorporated by reference herein.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a letter agreement, dated March 31, 2008, between MP TMA and MP TMA (Cayman) and the counterparties to the Override Agreement, MP TMA and MP TMA (Cayman) agreed (a) to exercise its Warrants issued on March 31, 2008 as promptly as practicable and to the extent permitted by the terms of the Warrant Agreement and applicable federal, state and foreign laws and regulations, (b) to vote all of the shares of Common Stock held by it on the record date for the meeting of the shareholders of the Company to vote on an amendment to the Company’s charter increasing the number of authorized shares of Common Stock that the Company may issue to at least 4,000,000,000 shares in favor of such amendment and (c) that it shall not transfer any shares of Common Stock prior to June 30, 2008 unless the transferee agrees in writing to be bound by the terms of this letter agreement.  The foregoing description of the letter agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof (filed as Exhibit 12 hereto), which is incorporated herein by this reference in its entirety.

The information set forth in Item 4 is hereby incorporated by reference herein.

Schedule 13D

Item 7.

Material to Be Filed as Exhibits

Exhibit

Description

1.

Joint Filing Agreement, dated as of April 9, 2008, among the Reporting Persons.

2.

Purchase Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the Subscribers party thereto (filed as Exhibit 10.3 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

3.

Override Agreement, dated March 17, 2008, among Thornburg Mortgage, Inc., the other lien grantor party thereto, and the counterparties thereto, as amended on March 27, 2008 (Override Agreement filed as Exhibit 10.1 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K dated March 19, 2008 and Amendment No. 1 thereto filed as Exhibit 10.1 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and each hereby incorporated herein by reference).

4.

Escrow Agreement, dated March 31, 2008, among Thornburg Mortgage, Inc., the Escrow Subscribers and Wilmington Trust Company, as Escrow Agent (filed as Exhibit 10.10 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

5.

Warrant Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the warrantholders party thereto (filed as Exhibit 10.5 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

6.

Principal Participation Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the Participants party thereto (filed as Exhibit 10.6 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

7.

Indenture relating to the Senior Subordinated Secured Notes of Thornburg Mortgage, Inc. due 2015, dated March 31, 2008, among Thornburg Mortgage, Inc., the Note Guarantors party thereto and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

8.

Security Agreement relating to the Senior Subordinated Secured Notes, dated March 31, 2008, among Thornburg Mortgage, Inc. and certain of its subsidiaries, and Wilmington Trust Company, as Note Lien Collateral Agent (filed as Exhibit 10.8 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

9.

Security Agreement relating to the Senior Notes, dated March 31, 2008, among Thornburg Mortgage, Inc. and certain of its subsidiaries, and Deutsche Bank Trust Company Americas, as Note Lien Collateral Agent (filed as Exhibit 10.9 to Thornburg

Schedule 13D

Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

10.

Registration Rights Agreement, dated March 31, 2008, among Thornburg Mortgage, Inc., the guarantors party thereto and the Subscribers party thereto (filed as Exhibit 10.4 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

11.

Participation Agreement, dated as of March 31, 2008, by and among Thornburg Mortgage Advisory Corporation, MP TMAC LLC and certain stockholders of Thornburg Mortgage Advisory Corporation.

12.

Letter Agreement, dated March 31, 2008, between MP TMA LLC and MP TMA (Cayman) LLC and the Counterparties to the Override Agreement.

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 9, 2008

Signatures:	MP TMA LLC By: /s/ Robert A. Weiss Name: Robert A. Weiss Title:

MP TMA (CAYMAN) LLC By: /s/ Robert A. Weiss Name: Robert A. Weiss Title:

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:  MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Lawrence M. Teitelbaum

Name:  Lawrence M. Teitelbaum

Title:  Chief Financial Officer

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P.

By:  MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Lawrence M. Teitelbaum

Name:  Lawrence M. Teitelbaum

Title:  Chief Financial Officer

MATLINPATTERSON GLOBAL PARTNERS III LLC By: /s/ Lawrence M. Teitelbaum Name: Lawrence M. Teitelbaum Title: Chief Financial Officer

Schedule 13D

MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ Lawrence M. Teitelbaum Name: Lawrence M. Teitelbaum Title: Chief Financial Officer

MATLINPATTERSON ASSET MANAGEMENT LLC By: MATLINPATTERSON LLC, its Manager By: /s/ David J. Matlin Name: David J. Matlin Title: Member

MATLINPATTERSON LLC By: /s/ David J. Matlin Name: David J. Matlin Title: Member

DAVID J. MATLIN By: /s/ David J. Matlin Name: David J. Matlin

MARK R. PATTERSON By: /s/ Mark R. Patterson Name: Mark R. Patterson

Schedule 13D

EXHIBIT INDEX

1.  Joint Filing Agreement, dated as of April 9, 2008, among the Reporting Persons.

2.  Purchase Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the Subscribers party thereto (filed as Exhibit 10.3 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

3.  Override Agreement, dated March 17, 2008, among Thornburg Mortgage, Inc., the other lien grantor party thereto, and the counterparties thereto, as amended on March 27, 2008 (Override Agreement filed as Exhibit 10.1 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K dated March 19, 2008 and Amendment No. 1 thereto filed as Exhibit 10.1 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and each hereby incorporated herein by reference).

4.  Escrow Agreement, dated March 31, 2008, among Thornburg Mortgage, Inc., the Escrow Subscribers and Wilmington Trust Company, as Escrow Agent (filed as Exhibit 10.10 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

5.  Warrant Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the warrantholders party thereto (filed as Exhibit 10.5 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

6.  Principal Participation Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the Participants party thereto (filed as Exhibit 10.6 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

7.  Indenture relating to the Senior Subordinated Secured Notes of Thornburg Mortgage, Inc. due 2015, dated March 31, 2008, among Thornburg Mortgage, Inc., the Note Guarantors party thereto and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

8.  Security Agreement relating to the Senior Subordinated Secured Notes, dated March 31, 2008, among Thornburg Mortgage, Inc. and certain of its subsidiaries, and Wilmington Trust Company, as Note Lien Collateral Agent (filed as Exhibit 10.8 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

9.  Security Agreement relating to the Senior Notes, dated March 31, 2008, among Thornburg Mortgage, Inc. and certain of its subsidiaries, and Deutsche Bank Trust Company Americas, as Note Lien Collateral Agent (filed as Exhibit 10.9 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

Schedule 13D

10.  Registration Rights Agreement, dated March 31, 2008, among Thornburg Mortgage, Inc., the guarantors party thereto and the Subscribers party thereto (filed as Exhibit 10.4 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

11.  Participation Agreement, dated as of March 31, 2008, by and among Thornburg Mortgage Advisory Corporation, MP TMAC LLC and certain stockholders of Thornburg Mortgage Advisory Corporation.

12.  Letter Agreement, dated March 31, 2008, between MP TMA LLC and MP TMA (Cayman) LLC and the Counterparties to the Override Agreement.